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SEC FILE NUMBER
002-79734

CUSIP NUMBER
902910108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31,2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) Provisions)

Full Name of Registrant

Former Name if Applicable
U.S.B. Holding Co., Inc., 100 Dutch Hill Road

Address of Principal Executive Office (Street and Number)
Orangeburg, New York 10962

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The annual report to be filed on Form 11-K for the above-referenced Plan could not be filed within the time period prescribed for such report.
The report could not be filed because the registrant was unable to do so without unreasonable effort or expense which inability could not be eliminated by the registrant without unreasonable effort or expense. The reasons being:
1.	The Plan was maintained by U.S.B. Holding Co. Inc. which was acquired by KeyCorp on January 1, 2008.

2.	The Plan had experienced a change of recordkeepers in 2007. Essential records of the former recordkeeper were not in electronic form and at times were not easily available adding to delays in processing.

3.	Key personnel familiar with the operation of the Plan left the organization shortly after acquisition causing additional time to be required when processing requests in preparing the financial statements.

4.	The former independent registered public accounting firm (“former firm”) for the Plan could not continue its engagement due to Sarbanes Oxley considerations. As a result, a successor independent registered public accounting firm (“successor firm”) had to be engaged. Consequently, extra audit effort and time that otherwise would not have been required was necessary in order to provide a transition between the two firms. In addition, due to the requirement for the former firm to provide their consent relating to their prior year report and opinion, requisite procedures had to be performed by the former firm prior to issuing their consent.

5.	Discussions relating to the former firm’s draft consent and related prior year opinion, and the 2007 draft of the audited financial statements were ongoing and were not finalized until late in the day on June 30, 2008.

6.	The complete 11-K will be filed on July 1, 2008.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Cathleen M. Fyffe Plan Sponsor Vice President KeyBank Mailcode: OH-01-27-0900 127 Public Square Cleveland, OH 44114-1306	216	689-3411
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) Provisions)
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 1, 2008	By	/s/ Cathleen M. Fyffe

Cathleen M. Fyffe Plan Sponsor
Vice President, KeyBank